UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

STELLAR BIOTECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

British Columbia, Canada (State of incorporation or organization) 332 E. Scott Street, Port Hueneme, California (Address of principal executive offices)	N/A (I.R.S. Employer Identification No.) 93041 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Shares, without par value	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: _______(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

This Registration Statement on Form 8-A is being filed by Stellar Biotechnologies, Inc., a British Columbia corporation (the “Company”), in connection with the registration of its common shares, without par value per share (the “Common Shares”), pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and the listing of the Common Shares on The NASDAQ Stock Market LLC.  On November 1, 2015, the Company had 8,424,758 Common Shares outstanding and 25 shareholders of record representing approximately 9,900 beneficial holders.

Item 1.	Description of Registrant’s Securities to be Registered.

A description of the material terms and provisions of our Common Shares and each other class of our securities which qualifies or limits our Common Shares is set out below.

General Terms

We are authorized to issue an unlimited number of Common Shares, without par value. Holders of our Common Shares are entitled to one vote per share on all matters to be voted upon by our shareholders. Our Articles do not authorize cumulative voting. Subject to the special rights or restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is at least one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least thirty-three and one-third percent (33 1/3%) of the issued shares entitled to be voted at the meeting.  A majority of two-thirds of the votes cast is required for the passage of a special resolution or a special separate resolution.

The holders of our Common Shares are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for the payment of dividends, subject to the rights of any series of preferred stock. In the event of a liquidation, dissolution or winding up, the holders of our Common Shares are entitled to share ratably in all assets remaining after payment of the preferential amounts, if any, to which the holders of our preferred stock, if any, are entitled. Our Common Shares have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to our common shares. All of our outstanding common shares are fully paid and non-assessable.

Articles

There are no restrictions under our Articles on the business we may conduct.

Under the Articles, any director or senior officer that has a disclosable interest in a contract or transaction into which we have entered or propose to enter is liable to account to us for any profits that accrue to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the British Columbia Business Corporations Act, or “the Act.”  A director is not allowed to vote on any transaction or contract with our Company in which he has a disclosable interest unless all directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

Our directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. We are required to reimburse each director for the reasonable expenses that he or she may incur in and related to our business affairs.

Under the Articles, no director or intended director is disqualified by his or her office from contracting with us either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason. If the director performs any professional or other service for us that is, in the opinion of the directors, outside the ordinary duties of a director, he or she may be paid remuneration fixed by the directors, or at the option of the directors, fixed by ordinary resolution, and such remuneration will be in addition to any other remuneration that he or she may be entitled to receive.

Subject to the Act, we must indemnify each eligible party and the heirs and legal personal representatives of each eligible party against all eligible penalties to which such person is or may be liable, and we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Subject to any restrictions in the Act, we may agree to indemnify and may indemnify any person (including an eligible party) against all eligible penalties and pay expenses incurred in connection with the performance of services by that person on our behalf. Subject to the Act, the failure of any eligible party to comply with the Act or the Articles or, if applicable, any former corporate legislation or former Articles does not, of itself, invalidate any indemnity to which he or she is entitled under the Articles. An “eligible party” is defined under the Act, in relevant part, as anyone who is or was a director, alternate director or officer of our Company; is or was a director, alternate director or an officer of another corporation at a time when the corporation is or was an affiliate of our Company; or upon our request.

Subject to the Act, we may effect the following matters subject to a majority of the shareholder votes cast on the matter (or a resolution of the directors with respect to (c) or (f)): (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that we are authorized to issue out of any class or series of shares or establish a maximum number of shares that we are authorized to issue out of any class or series of shares for which no maximum is established; (c) subdivide or consolidate all or any of its unissued, or full paid issued, shares; (d) if we are authorized to issue shares of a class of shares with par value: (1) decrease the par value of those shares; or (2) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares; (e) change all or any of the unissued, or fully paid issued, shares with par value into shares without par value or any of our unissued without par value into shares with par value; (f) alter the identifying name of any of our shares; or (g) otherwise alter our shares or authorized share structure when required or permitted to do so by the Act where it does not specify by a special resolution; and, if applicable, alter our Articles accordingly. Our directors may authorize an alteration to its Notice of Articles in order to change our Company’s name or change any translation of that name.

We are required to hold an annual general meeting once every calendar year at such time (not being more than 15 months after the annual reference date for the preceding calendar year) and at such time and place as may be determined by our directors. Our directors may also, at any time, call a meeting of shareholders.

Our Board of Directors

Our Articles provide that the number of directors shall be fixed from time to time by resolution adopted by the vote of a majority of the directors then in office. The shareholders entitled to vote at the annual general meeting for the election of directors must elect a board of directors consisting of the number of directors set by the board in accordance with the Articles. All of our directors cease to hold office immediately before the election or appointment of directors, but are eligible for re-election or re-appointment. There are no age limit requirements pertaining to the retirement or non-retirement of directors and a director need not be a shareholder of the Company.

Vacancies and newly created directorships of up to one-third of the number of directors duly elected or appointed may be filled by a majority of the directors then in office, though less than a quorum. Directors may be removed by the affirmative vote of at least a 2/3 majority of the votes cast at the special meeting of the shareholders called for that purpose.

Anti-Takeover Provisions of our Articles

In addition to the Board of Directors’ ability to issue shares of preferred stock, our Articles, as amended, contain other provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our Company unless such takeover or change in control is approved by our Board of Directors. These provisions include advance notice procedures for shareholder proposals and a supermajority vote requirements for business combinations.

Advanced Notice Procedures for Shareholder Proposals

Effective October 31, 2013, our Board of Directors adopted an advance notice policy (the “Advance Notice Policy”) with immediate effect for the purpose of providing our shareholders, directors and management with a clear framework for nominating our directors in connection with any annual or special meeting of shareholders. The Advance Notice Policy was approved by the shareholders at our annual meeting on February 13, 2014.

Purpose of the Advance Notice Policy. Our directors are committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation. The purpose of the Advance Notice Policy is to provide our shareholders, directors and management with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of our Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

Terms of the Advance Notice Policy. The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to our Board of Directors are made by shareholders of the Company other than pursuant to: (i) a "proposal" made in accordance with Division 7 of the British Columbia Business Corporations Act, or the Act; or (ii) a requisition of the shareholders made in accordance with section 167 of the Act. Among other things, the Advance Notice Policy fixes a deadline by which holders of record of our Common Shares must submit director nominations to the secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the secretary of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

Our Board of Directors may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Shareholder Rights Plan

Our Board of Directors adopted a Shareholder Rights Plan, or Rights Plan, on January 9, 2014. The Rights Plan was subsequently approved by the TSX Venture Exchange and by our shareholders at the Annual General and Special Meeting held on February 13, 2014.

The Rights Plan is intended to provide for the fair treatment of our shareholders in connection with any take-over bid for our Company and is designed to provide our board and our shareholders with more time to fully consider any unsolicited take-over bid without undue pressure. Furthermore, the Rights Plan will allow our board to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.

Purpose of the Plan. The objectives of the Rights Plan are to ensure, to the extent possible, that all of our shareholders are treated equally and fairly in connection with any take-over bid for our Company. Take-over bids may be structured to be coercive or may be initiated at a time when our board will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in shareholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a take-over bid is required to remain open for 35 days, a period of time that may be insufficient for our directors to:

(i)	evaluate a take-over bid (particularly if it includes share or trust unit consideration);
(ii)	explore, develop and pursue alternatives which are superior to the take-over bid and which could maximize shareholder value; and
(iii)	make reasoned recommendations to the shareholders.

The Rights Plan discourages discriminatory, coercive or unfair take-overs of our Company and gives our board time if, under the circumstances, our board determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited take-over bid is made for all or a portion of our outstanding Common Shares. The Rights Plan discourages coercive hostile take-over bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights issued to them under the Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights (defined below) under the Rights Plan. Accordingly, the Rights Plan will encourage potential bidders to make take-over bids by means of a Permitted Bid (as defined in the Rights Plan) or to approach our board to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Rights Plan are designed to ensure that in any take-over bid for outstanding Common Shares of the shareholders, all shareholders are treated equally and are given adequate time to properly assess such take-over bid on a fully informed basis.

Issuance of Rights. The Rights Plan provides that one right (a “Right”) will be issued by us pursuant to the Rights Plan in respect of each Voting Share outstanding as of the close of business (Vancouver time) (the “Record Time”) on the Effective Date. “Voting Shares” include the Common Shares and any other shares of our Company entitled to vote generally in the election of all directors. One Right will also be issued for each additional Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time, subject to the earlier termination or expiration of the Rights as set out in the Rights Plan. As of the Effective Date, the only Voting Shares outstanding will be the Common Shares. The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per common share until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which Shareholders trade their Common Shares.

Term. The Rights Plan (unless terminated earlier) will remain in effect until the close of business on the day immediately following the date of our annual meeting of shareholders in 2017 unless the term of the Rights Plan is extended beyond such date by resolution of shareholders at such meeting.

Rights Agent, Transfer Agent and Registrar. The Rights Agent, transfer agent and registrar for the Rights is Computershare Investor Services, Inc.

Provisions of British Columbia Law Governing Take-Over Bids

All provinces of Canada (other than Ontario) have adopted Multilateral Instrument 62-104 entitled “Take-Over Bid and Issuer Bids” and related forms to harmonize and consolidate take-over bid and issuer bid regimes nationally (“MI 62-104”). The Canadian Securities Administrators, or CSA, (including Ontario) have also issued National Policy 62-203 entitled “Take-Over Bids and Issuer Bids” (the “National Policy”) which contains explanations and discussions of MI 62-104, the separate Ontario legislation and rules, which are collectively, together with the National Policy, referred to as the “Bid Regime.” The National Policy does not have the force of law, but is merely an indication by the CSA of what the intentions and desires of the regulators are in the areas covered by their policies. MI 62-104 essentially regulates take-over bids in other provinces of Canada. Unlike some regimes where the take-over bid rules are primarily policy-driven, in Canada the regulatory framework for take-over bids is primarily rules-based, which rules are supported by policy.

While the Bid Regime results in uniform treatment of take-over bids in Canada, related party transactions, issuer bids and insider bids are still subject to individual requirements in particular jurisdictions. A “take-over bid” or “bid” means an offer to acquire outstanding voting or equity securities of a class made to any person who is in one of the provinces of Canada or to any securityholder of an offeree issuer whose last address as shown on the books of a target is in such province, where the securities subject to the offer to acquire, together with the offeror’s securities, constitute in the aggregate 20% or more of the outstanding securities of that class of securities at the date of the offer to acquire. Every offeror who acquires beneficial ownership of, or control or direction over, voting or equity securities of any class of a reporting issuer or securities convertible into, voting or “equity securities” of any class of a target that, together with the offeror’s securities, would constitute 10% or more of the outstanding securities of that class must promptly issue a news release containing certain prescribed information (and file such news release), and within two business days, shall file an early warning report containing similar information to that contained in the news release.

In addition, where an offeror is required to file an early warning report or a further report as described below and the offeror acquires beneficial ownership of, or the power to exercise control or direction over, an additional 2% or more of the outstanding securities of the class, the offeror must issue and file an additional news release and file a new early warning report. Any material change in a previously filed early warning report will also require the issuance and filing of a new news release and early warning report.

During the period commencing on the occurrence of an event in respect of which an early warning report is required and terminating on the expiry of one business day from the date that the early warning report is filed, the offeror may not acquire or offer to acquire beneficial ownership of any securities of the class in respect of which the early warning report was required to be filed or any securities convertible into securities of that class. This requirement does not apply to an offeror that has beneficial ownership of, or control or direction over, securities that comprise 20% of more of the outstanding securities of the class.

Limitations on Liability and Indemnification of Officers and Directors

Our Articles, as amended, limit the liability of our directors to the fullest extent permitted by the British Columbia Business Corporations Act and provides that we will indemnify them to the fullest extent permitted by such law. We have entered into indemnification agreements with all of our current directors and expect to enter into a similar agreement with any new directors.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares is Computershare Investor Services, Inc.

Listing

Our Common Shares are listed on the TSX Venture Exchange under the symbol “KLH” and we expect the shares to be listed on The NASDAQ Stock Market LLC under the symbol “SBOT.”

Item 2. Exhibits

Pursuant to the Instructions as to Exhibits for Form 8-A, no exhibits are required to be filed as part of this registration statement because no other securities of the Registrant are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: November 3, 2015

STELLAR BIOTECHNOLOGIES, INC.

By:	/s/ Kathi Niffenegger
Name: Title:	Kathi Niffenegger Chief Financial Officer